Exhibit 99.156

Skeena Receives Option Notice from Hochschild on Snip Gold Project

Vancouver, BC (October 15, 2021) Skeena Resources Limited (TSX: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) announces that Hochschild Mining PLC (“Hochschild”), through a wholly owned subsidiary, has notified Skeena of its intention to take over as operator of the Snip gold project (“Snip” or the “Project”), located in the Golden Triangle of British Columbia, and begin spending to earn 60% of Skeena’s interest in the Project, in accordance with the heads of agreement dated as of September 19, 2018 (as amended, “HOA”). In order to earn 60% interest, Hochschild will need to incur expenditures of approximately C$100 million during the Option Period, which commenced on October 14, 2021. After completion of the earn-in, a joint venture would be established between the parties, and Skeena would be entitled to anti-dilution protection of up to C$15 million.

Skeena’s CEO, Walter Coles Jr. commented, “The Hochschild team has a reputation for being among the best underground miners in the world for narrow, high-grade deposits and we are fortunate to have them as our formal partner on Snip going forward. Skeena’s shareholders will benefit from Hochschild spending a potential C$115 million at Snip, before the Company would be required to contribute. This will allow the Skeena management team to focus resources on aggressively exploring and advancing Eskay Creek.”

In accordance with the terms of the HOA, Hochschild shall have three years (the “Option Period”) within which to exercise the option (the “Hochschild Option”) and earn 60% of Skeena’s interest in Snip by:

●	incurring exploration and development expenditures on Snip that are no less than twice the amount of the expenditures incurred by Skeena on Snip from March 23, 2016. As of October 13, 2021, Skeena has incurred approximately C$50 million of exploration and development expenditures at Snip; and

●	incurring no less than C$7.5 million in exploration or development expenditures on Snip in each 12-month period of the Option Period (or make payments to Skeena in lieu of incurring such expenditures) (the “Minimum Annual Expenditure Commitment”).

After completing a minimum spend of C$22.5 million, Hochschild may extend the Option Period by a further period of 12 months by making a cash payment to Skeena of US$1 million. Hochschild can terminate the Option at any time and if Hochschild has not satisfied the Minimum Annual Expenditure Commitment for the relevant 12-month period of the Option Period, Hochschild will be required to pay Skeena the difference between C$7.5 million and the amount it did incur (pro-rated if terminated after 12 months).

Upon the satisfaction of the above conditions during the Option Period, Hochschild will acquire 60% of Skeena’s interest in the Project and the parties will enter into a joint venture for the further development of Snip. Additionally, the HOA provides Skeena with limited anti-dilution protections which entitles Skeena to be carried for $15 million spent on the Project after the joint venture is formed.

Current Resources at Snip

Skeena announced an underground constrained Mineral Resource Estimate (“MRE”), for Snip on July  21, 2020. The underground constrained Indicated resources include 244,000 ounces of gold hosted within 539,000 tonnes at an average gold grade of 14.0 g/t Au. Resources within the Inferred category include 402,000 ounces of gold hosted within 942,000 tonnes at an average gold grade of 13.3 g/t Au (Table 1).

Table 1: Snip Indicated and Inferred underground resources

	Tonnes	Contained Grade	Contained Metal
	(000)	Au (g/t)	Au (000 oz)
Indicated Mineral Resources
Main	502	14.3	231
Twin West	37	10.4	12
Total Indicated	539	14.0	244
Inferred Mineral Resources
Main	886	13.3	379
Twin West	56	12.4	23
Total Inferred	942	13.3	402

•	Resources are quoted at a 2.5 g/t Au cut-off grade.

•	Resources have been reported in-situ and undiluted within potentially economic and minable underground longhole stope shapes.

•	Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves

•	In accordance with NI 43-101 recommendations, the number of metric tonnes and ounces were rounded to the nearest thousand. Any discrepancies in the totals are due to rounding effects

About Skeena

Skeena Resources Limited is a Canadian mining exploration and development company focused on revitalizing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a Prefeasibility Study for Eskay Creek in July 2021 which highlights an open-pit average grade of 4.57 g/t AuEq, an after-tax NPV5% of C$1.4B, 56% IRR, and a 1.4-year payback at US$1,550/oz Au. Skeena is currently completing both infill and exploration drilling to advance Eskay Creek to full Feasibility by Q1 2022.

On behalf of the Board of Directors of Skeena Resources Limited,

Walter Coles Jr.

President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

The scientific and technical information in this press release was approved by Paul Geddes, P.Geo., a Qualified person as defined under National Instrument 43-101 and Vice President, Exploration and Resource Development for the Company.

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.